August 9, 2006

Mr. Nili Shah

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549-7010

RE:	Actuant Corporation (“the Company”)
Comment letter dated July 18, 2006
Form 10-K for the Fiscal Year ended August 31, 2005 filed November 10, 2005
Forms 10-Q for the Fiscal Quarter ended May 31, 2006 filed July 10, 2006
File number 1-10905

Dear Mr. Shah:

We have carefully reviewed your letter dated July 18, 2006, and respectfully disagree with the preliminary conclusions you have reached.

Our CODM, Robert Arzbaecher, the Chief Executive Officer of the corporation, views Actuant as the combination of two separate businesses, Tools & Supplies and Engineered Solutions. Accordingly, he has two segment leaders (and no individual business leaders) that report directly to him. He discusses and reviews results at the two-segment level (including with the Board of Directors) and allocates resources at this level. While it is true that others within the organization (including the two segment leaders) further allocate resources, this in and of itself does not expand the CODM function beyond the primary resource allocation at the top (i.e., “Chief”) level of the organization.

Given that we have two operating segments and two reportable segments, there is no aggregation of operating segments to arrive at our reportable segments. Accordingly, it is not germane to the discussion for us to provide the Staff with the requested detailed financial information below our operating segment level or for us to review aggregation of lower levels of detail.

We believe that the internal financial reporting to the CODM is at the root of the Staff’s concern over our segment reporting. As previously communicated, we believe that the Staff is putting undue weight in its evaluation of Actuant’s segment reporting on the detail financial reports we previously provided to the Staff. We feel we need to emphasize that the particular reports that the Staff has repeatedly referenced in written and oral communications are prepared only four times a year, and solely for the purpose of preparing for quarterly earnings calls and subsequent discussions with investors regarding company performance. Furthermore, these reports show various forms of income statement data, but no balance sheets or statements of cash flow by business. The fact that the CODM receives such reports should not, in our opinion, automatically lead to a conclusion that the CODM allocates resources to each of the businesses included in the reports. We believe our segment reporting is consistent with the substance of our operations, if not the form of internal reports; our CODM allocates resources without reference to these detailed reports.

We believe we are in compliance with both the words and spirit of SFAS 131—an ability to see an enterprise through the eyes of management. We reference paragraph 70 from the standard:

“The Board recognizes that some enterprises organize their segments on more than one basis. Other enterprises may produce reports in which their activities are presented in a variety of ways. In those situations, reportable segments are to be determined based on a review of their other factors to identify the enterprise’s operating segments, including the nature of the activities of each component, the existence of managers responsible for them, and the information presented to the

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board of directors. In many enterprises, only one set of data is provided to the board of directors. That set of data generally is indicative of how management views the enterprise’s activities.”

Our objective is to properly comply with SFAS 131’s segment reporting requirements, and we believe we are doing so. We also acknowledge that there is a fair amount of judgment required to apply accounting pronouncements, especially SFAS 131. Our first hand knowledge of the structure of Actuant, including its management and organizational reporting, internal decision-making processes, and the capital allocation process, were essential in reaching our conclusion that our present two operating segment and two reportable segment reporting is in compliance with SFAS 131.

As previously communicated, we would be available to meet in person with the Staff (along with a member of the Chief Accountants office) to have constructive dialogue on resolving the current divergent viewpoints on the matter. We believe it is important for the Staff to understand the background of the reports provided to the CODM and how he uses them, as well as the way management runs and manages the business. We believe such a meeting would be valuable to expedite the resolution of this reporting matter.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff from taking any action with respect to the Filings, and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Should you have any questions on our response, please contact me directly at 262-373-7401.

Very truly yours,

Andrew G. Lampereur

Executive Vice President and Chief Financial Officer